UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 21 June 2018

ASX RELEASE

21 June 2018

KAZIA PRESENTS AT GOLD COAST INVESTMENT SHOWCASE

Sydney, 21 June 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a copy of a presentation to be made today at the Gold Coast Investment Showcase in Surfers Paradise, Gold Coast, Queensland by Dr James Garner.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

An emerging oncology developer with two clinical-stage programs Gold Coast Investment Showcase Surfers Paradise 20 & 21 June 2018

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Investment Highlights 1 Cancer-focused biotech with two distinct therapies in clinical trials - GDC-0084 entering phase II trial for brain cancer - Cantrixil currently in phase I trial for ovarian cancer 2 Well-differentiated assets, with lead program licensed from Genentech - GDC-0084: targets a critical control mechanism for tumour growth - Cantrixil: active against treatment-resistant ‘cancer stem cells’ 3 Publicly-listed company, traded on ASX and NASDAQ - Market cap ~AU$ 35 million - Current assets of ~AU$ 14.8 million + ~$7.5 million of NOX securities 4 Experienced team, with extensive international background in big pharma and biotech

Kazia is focused on development of high-potential novel therapies for poorly-served cancers Partner with big pharma for late-stage development to bring to market Bring in under-valued assets from other pharmaceutical companies Conduct focused clinical trials Identify optimal patient groups Understand safety and dosing Engage with external experts Identify Value Build Value Realise Value Proceeds of outbound licensing reinvested in earlier-stage assets $ Reduce cycle time and accelerate returns: 2-4 years to get to value inflection Improve portfolio strength: access the best global innovation Mitigate risk: bring in assets which already partially de-risked

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Kazia is listed on ASX and NASDAQ, with a market cap of ~AU$ 35 million Market Capitalisation AU$ 35 million Shares on Issue 48.3 million (35% US, 65% Australia) Current Assets ~AU$ 14.8 million Listing ASX: KZA NASDAQ: KZIA (1:10 ratio) Share Price (AU$) Outstanding Options / Warrants ~6 million Average Daily Volume ASX: 0.1% /day NASDAQ: 0.2% /day Debt Nil Average Daily Value ASX: AU$ 34K /day NASDAQ: AU$ 65K /day As at 31 December 2017 KZA

Our efforts are attracting increasing attention from media and the investment community

Two clinical programs, with value-driving inflection points providing impactful newsflow during 2018 GDC-0084 Glioblastoma Multiforme (GBM) Cantrixil Ovarian Cancer Brain-penetrant PI3K inhibitor, developed to completion of phase I by Genentech Third-generation benzopyran, developed from Australian research with support from Yale University Start of phase II study in first-line GBM Preliminary data from phase I study in ovarian cancer Read-out from dose optimisation component of phase II study Further safety and efficacy data from phase I study in ovarian cancer 2018 Receipt of Orphan Drug Designation from US FDA ü (early calendar 2019) ü ü Q1 Q2 Q3 Q4

Cantrixil Phase I Ovarian Cancer

Ovarian cancer remains a disease of high unmet medical need Cause of death for 1 in 100 women 10% of cases are primarily genetic in origin Lung 14 million cancer cases per annum Breast Colon Prostate Stomach >60% of patients have disease spread at diagnosis 80% of patients are over 50 years of age Five-year survival 45% ( breast cancer: 90%) Chemotherapy only curative in ~20% of ovarian cancers More than half of patients with advanced disease will recur within 1-4 years Ovarian Cancer 239,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion

Cantrixil has been developed to target ‘cancer stem cells’ which are often resistant to chemotherapy Tumor cancer stem cells daughter cells Chemo-therapy Recurrence Data courtesy of Prof Gil Mor, Yale University Ovarian cancer tumours contain a mixture of different cell types Chemotherapy is not very active against ‘cancer stem cells’ Cancer stem cells important to tumour recurrence and resistance TRXE-002-1 is active against both regular cancer cells and cancer stem cells, and may therefore help to prevent recurrence Mouse Model

Encouraging signals observed from interim data in phase I study Part A: Dose Escalation 3 to 42 patients in up to 8 cohorts Seeks to establish maximum tolerated dose and elucidate safety profile Part B: Dose Expansion 12 patients at MTD Seeks to glean efficacy signals Interim Data – 19 June 2018 10 patients enrolled to date: 2 patients withdrew prior to treatment due to disease progression 3 patients not / not yet evaluable for efficacy 3 patients with ‘stable disease’ after Cantrixil alone 1 patient with a ‘partial response’ after Cantrixil plus chemotherapy RECIST Criteria Complete Response (CR) Disappearance of all target lesions Partial Response (PR) At least 30% decrease in target lesions Stable Disease (SD) No substantive increase or decrease in target lesions Progressive Disease (PD) At least 20% increase in target lesions

GDC-0084 Phase II Glioblastoma Multiforme

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Most common drug treatment is temozolomide (Temodar®), used after surgery and radiotherapy Ineffective in approximately two-thirds of patients Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1 billion

Growing public attention for brain cancer highlights need for new treatment options There is increasing recognition of the need to find treatment options for patients diagnosed with GBM Senator John McCain’s diagnosis in July 2017 highlighted glioblastoma and focused attention on the need for new treatments Australian Brain Cancer Mission launched in October 2017, with funding from Cure Brain Cancer Foundation, Federal Government, and Minderoo Foundation

The PI3K class has been validated by approval of a new therapy in September 2017 Two PI3K inhibitors now successfully brought to market Zydelig (idelalisib) [Gilead] Aliqopa (copanlisib) [Bayer] Neither drug is brain-penetrant, so are unlikely to rival GDC-0084 Demonstrates that PI3K is a validated pathway to target for effective treatment of cancer Both agents approved by US FDA via ‘accelerated approval’ PI3K class further validated by approval of Bayer’s AliqopaTM (copanlisib) for lymphoma in Sept 2017

Genentech’s phase I of GDC-0084 established dosing and showed favourable safety Efficacy Signals Safety Phase I safety trial conducted by Genentech 47 patients enrolled with advanced glioma (grade 3/4); average of three prior lines of therapy Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors) No evidence of liver, bone marrow, kidney toxicity, or mood disturbances Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016 GDC-0084 40% Achieved ‘stable disease’ Arresting Tumour Growth 21% Remained on study for >3 months Potentially Delaying Progression 26% Showed ‘metabolic partial response’ on FDG-PET Slowing Tumour Metabolism

Single asset company with one PI3K inhibitor in phase I human trials US$ 130 million Market Cap One PI3K inhibitor in phase II human trials, one other drug in phase III, and two in animal testing US$ 1.2 billion Market Cap One PI3K inhibitor in phase II human trials Acquired by big pharma in 2011 for US$ 375 million Other companies focused on the PI3K pathway have been highly-valued in the market

Investment Highlights 1 Cancer-focused biotech with two distinct therapies in clinical trials - GDC-0084 entering phase II trial for brain cancer - Cantrixil currently in phase I trial for ovarian cancer 2 Well-differentiated assets, with lead program licensed from Genentech - GDC-0084: targets a critical control mechanism for tumour growth - Cantrixil: active against treatment-resistant ‘cancer stem cells’ 3 Publicly-listed company, traded on ASX and NASDAQ - Market cap ~AU$ 35 million - Current assets of ~AU$ 14.8 million + ~$7.5 million of NOX securities 4 Experienced team, with extensive international background in big pharma and biotech